Exhibit 99.1

FCA Announces Launch of Ferrari Initial Public Offering
Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) ("FCA") and its subsidiary New Business Netherlands N.V. to be renamed Ferrari N.V. (“Ferrari”) announce today that Ferrari has launched its initial public offering ("IPO").
FCA, currently holding a 90 percent of Ferrari’s issued and outstanding share capital, intends to sell 17,175,000 common shares of Ferrari, equal to approximately 9 percent of Ferrari’s common shares pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the "SEC"). The initial public offering price is currently expected to be between $48 and $52 per share, and the shares will trade under the symbol, "RACE". Ferrari has applied to list its common shares on the New York Stock Exchange ("NYSE")
FCA expects to grant the underwriters with an option to purchase an aggregate of up to 1,717,150 common shares of Ferrari from FCA, equal to approximately 1 percent of Ferrari's outstanding common shares. After the IPO, FCA will own 80 percent of Ferrari (if underwriters exercise their option to purchase additional shares in full). Ferrari is not selling any shares and will not receive any proceeds from the sale of common shares by FCA. This offering is intended to be part of a series of transactions to separate Ferrari from FCA. Following completion of this offering, FCA expects to distribute its remaining 80 percent interest in Ferrari to FCA shareholders at the beginning of 2016.
UBS Investment Bank is acting as Global Coordinator for the offering. UBS Investment Bank and BofA Merrill Lynch are serving as bookrunners and representatives of the underwriters for the offering. Allen & Company LLC, Banco Santander, BNP Paribas, J.P. Morgan and Mediobanca are also acting as bookrunners for the offering.
A registration statement, including a prospectus, which is preliminary and subject to completion, relating to these securities has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement becomes effective, and, even then, the securities may only be sold pursuant to the registration statement and final prospectus. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
The offering of these securities will be made only by means of a prospectus. Copies of the preliminary prospectus can be obtained from:
UBS Securities LLC
Attn: Prospectus Department
1285 Avenue of the Americas
New York, NY, 10019
(888) 827-7275

BofA Merrill Lynch
Attn: Prospectus Department
222 Broadway,
New York, NY 10038
dg.prospectus_requests@baml.com

12 October 2015

About Ferrari
Ferrari is among the world’s leading luxury brands and is focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles, including most recently the Constructor World title in 2008. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 - that is, statements related to future, not past, events. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “intend,” “expect,” “plan,” “will” or other similar words. These forward-looking statements involve certain risks and uncertainties that ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to Ferrari’s SEC filings. Ferrari undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.
Contacts:
Joe Veltri, +1 248 5769257
Head of Investor Relations FCA
joe.veltri@fcagroup.com
Nicoletta Russo, +39 053 6949695
Head of Investor Relations Ferrari
nicoletta.russo@ferrari.com